UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NATURAL HEALTH TRENDS CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63888P406

(CUSIP Number)

December 26, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63888P406

1	Names of Reporting Persons The Jane Eleanor Broady 2012 Irrevocable Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,245,128

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,245,128

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,245,128 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 18.34%(2)

12	Type of Reporting Person (See Instructions) OO

(1)                                 Until August 2015, Magdalena Steinbrunner, George Vincent Broady, and John Marvin Broady were beneficial owners of the shares as co-trustees of The Jane Eleanor Broady 2012 Irrevocable Trust, but are no longer beneficial owners and have no ongoing Schedule 13G reporting obligations.

(2)                                 Based on 12,239,498 Shares outstanding as of October 20, 2015.

SCHEDULE 13G

Item 1(a)	Name of Issuer Natural Health Trends Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices 2050 Diplomat Drive, Dallas, Texas 75234.

Item 2(a)	Name of Person Filing The Jane Eleanor Broady 2012 Irrevocable Trust (the “Trust”).
Item 2(b)	Address of Principal Business Office 751 Canyon Drive, Suite 100, Coppell, Texas 75019
Item 2(c)	Place of Organization The Trust is organized under the laws of Texas.
Item 2(d)	Title of Class of Securities Common stock, $0.001 par value per share.
Item 2(e)	CUSIP Number 63888P406

Item 3	Reporting Person.
Not Applicable

Item 4	Ownership.
	(a)	Amount beneficially owned: 2,245,128
	(b)	Percent of class: 18.34%
	(c)	Number of shares as to which the person has:
		i.	Sole power to vote or direct to vote: 2,245,128
		ii.	Shared power to vote or direct to vote: 0
		iii.	Sole power to dispose or to direct the disposition of: 2,245,128
		iv.	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2016	The Jane Eleanor Broady 2012 Irrevocable Trust

	By:	/s/ Magdalena Steinbrunner
	Name:	Magdalena Steinbrunner
	Title:	Trustee